UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-9684

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

(Employer Identification Number 33-0147725, Plan Number 002)

(Full title of plan)

ANGELO AND MAXIE’S, INC.

(Name of issuer of securities held pursuant to the plan)

2 North Riverside Plaza, 7th Floor, Chicago, Illinois, 60606

(Address of principal executive offices of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Chart House Enterprises, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

Date: June 28, 2004	/S/ KENNETH R. POSNER
Kenneth R. Posner
President and Chief Executive Officer
Angelo and Maxie’s, Inc.

Report of Independent Registered Public Accounting Firm

To the 401(k) Plan Committee of
Chart House Enterprises, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Chart House Enterprises, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Board of Directors of Angelo and Maxie’s Inc., the Plan’s sponsor terminated the Plan as of September 30, 2002.  In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated to the liquidation basis in the 2002 and 2003 financial statements.

/s/ KPMG LLP
Chicago, Illinois
June 28, 2004

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Employer Identification Number 33-0147725, Plan Number 002)

	December 31, 2003	December 31, 2002
ASSETS
Investments, at fair value (Note 3)	$22,477	$508,969

NET ASSETS AVAILABLE FOR BENEFITS	$22,477	$508,969

The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

(Employer Identification Number 33-0147725, Plan Number 002)

Year ended December 31, 2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (Note 2):
Net appreciation in fair value of investments	$4,175
Interest and dividends	1,360
Total investment income	5,535
Total forfeitures	9,491
Total additions to net assets	15,026

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	496,043
Administrative fees	5,475
Total deductions from net assets	501,518

Net decrease	(486,492)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	508,969
End of year	$22,477

The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

 (Employer Identification Number 33-0147725, Plan Number 002)

1.                      PLAN DESCRIPTION

Effective January 1, 1986, as amended on January 1, 1996, Angelo and Maxie’s, Inc., formerly known as Chart House Enterprises, Inc., (the “Company”) established the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan and effective January 1, 1996, established the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.  Effective December 31, 2001, the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan merged into the Chart House Enterprises, Inc. Restaurant Employees 401 (k) Plan, and the name was changed to Chart House Enterprises, Inc. 401(k) Plan (the “Plan”) effective January 1, 2002.

The Plan was terminated as of September 30, 2002 by the Board of Directors of the Company, at which time all participants in the Plan at that date became fully vested.

The Plan was a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The following is a brief description of the Plan.  Participants should refer to the Plan document for more information.

The Plan is administered by, and all Plan investments are held by, Scudder Trust Company (the “Trustee”).  Participation in the Plan was available to substantially all restaurant and corporate employees who have completed at least six months and 500 hours of service and who have reached the age of 21.

Vesting

Participants were immediately vested in their own contributions and any investment earnings thereon.  Vesting in the Company’s matching contributions and any investment earnings thereon is based on years of service.  A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Participant Accounts

Each participant’s account was credited with the participant’s contributions and the participant’s share of the Company’s contributions, together with earnings and losses thereon.

Payment of Benefits

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or installments.  If the termination of service is for any other reason, distribution of benefits will be made in a lump-sum payment.  Participants may apply for hardship distributions under certain circumstances.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the liquidation basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which did not result in material differences from the Plan’s prior year basis of the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Most investments are stated at fair value based primarily on the quoted market prices of the underlying securities of each fund, as determined by the Trustee.  A majority of the Stable Value Fund is invested in guaranteed investment contracts.  Investments in this fund are valued at contract value, which the Trustee has determined to approximate fair value.  The aggregate crediting interest rate and the aggregate average yield for the Stable Value Fund was 4.76% and 5.22% for the years ended December 31, 2003 and 2002, respectively.

Interest income is recorded on the accrual basis.  Purchases and sale of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Distributions are recorded when paid.

3.                      INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31, 2003	December 31, 2002
Scudder Growth and Income Fund	$10,273	$154,457
Scudder Pathway Moderate Fund	8,311	119,930
Scudder Stable Value Fund	2,545	86,672
Scudder Income Fund	1,348	73,261

During 2003, the Plan’s Mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,175. The Plan provided for investments in common stock and mutual funds that, in general, were exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4.                      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

5.                      ADMINISTRATIVE EXPENSES

The Company pays the Plan’s administrative expenses.  These expenses include, but are not limited to, trustee, legal, and accounting fees.  The Plan pays recordkeeping, trustee, and loan fees from the Plan assets and are reflected on the statement of changes in net assets available for benefits as administrative fees.

6.                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Scudder Trust Company.  Scudder Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule H

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

 (Employer Identification Number 33-0147725, Plan Number 002)

December 31, 2003

Identity of party involved/description	# of shares/units	Fair value

*SCUDDER TRUST COMPANY
Growth and Income Fund	510.07	$10,273
Pathway Moderate Fund	782.55	8,311
Stable Value Fund	2,545.14	2,545
Income Fund	104.46	1,348
		—
Total investments held		$22,477

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Annual Report on Form 11-K

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002